Exhibit 99.1

Notice of Annual General Meeting of Shareholders

July 7, 2016

Dear Shareholder:

On behalf of the Board of Directors, I am pleased to invite you to the 2016 annual general meeting of shareholders of Lombard Medical, Inc.

This letter serves as your official notice that the meeting will be held on August 2, 2016 at 10:00 a.m., Pacific Time, at our U.S. office located at 6440 Oak Canyon, Suite 200, Irvine, California 92618.

 This year you will be asked to vote on the following proposals:

1.	To elect two Class II directors to the Board of Directors to serve for a three-year term expiring at the 2019 annual general meeting of shareholders;

2.	To consider and adopt the Company’s annual audited financial statements for the fiscal year ended December 31, 2015; and

3.	To ratify the appointment of Baker Tilly Virchow Krause, LLP as our independent registered public accountant for the fiscal year ending December 31, 2016.

The Board of Directors recommends a vote FOR proposals 1, 2 and 3.  These proposals are described in the attached Proxy Statement, which you are encouraged to read fully.  We will also consider any additional business that may be properly brought before the annual meeting.

The Board of Directors has fixed July 1, 2016 as the record date for the determination of shareholders entitled to notice of, and to vote at, the annual meeting and any adjournment or postponement thereof.  Only holders of record of ordinary shares of the Company at the close of business on the record date are entitled to notice of, and to vote at, the annual meeting.  At the close of business on the record date, the Company had 19,886,269 ordinary shares outstanding and entitled to vote.

It is important that your shares be represented at the annual meeting, so whether or not you plan to attend in person, please vote by proxy on the Internet at www.proxyvote.com or by completing, signing, dating and returning the enclosed proxy card in the envelope provided. Alternatively you can vote the proxy by phone at (888) 693-8683. If you attend the meeting, you may revoke your proxy and vote in person.

If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by that entity in order to vote your shares. Please note that if your shares are held in the name of a bank, broker or other nominee and you wish to vote at the meeting, you must first obtain a proxy issued in your name from that record holder prior to the meeting and bring the proxy to the meeting.

Sincerely,
Simon Hubbert Chief Executive Officer, Director

LOMBARD MEDICAL, INC.
Principal U.S. Office: 6440 Oak Canyon, Suite 200
Irvine, CA 92618

Proxy Statement for Annual General Meeting of Shareholders
to be Held on August 2, 2016

We are furnishing this Proxy Statement to shareholders (“Shareholders”) of record of Lombard Medical, Inc. (the “Company,” “Lombard,” “Lombard Medical,” “we” or “us”) in connection with the solicitation of proxies for use at the 2016 annual general meeting of shareholders to be held at at 10:00 a.m., Pacific Time at our U.S. office located at 6440 Oak Canyon, Suite 200, Irvine, California 92618, and at any adjournments or postponements thereof (the “Annual General Meeting”).

At the Annual General Meeting, the Shareholders will be asked to:

1.	Elect two Class II directors to the Board of Directors of the Company (the “Board”) to serve for a three-year term expiring at the 2019 annual general meeting of shareholders;

2.	Consider and adopt the Company’s annual audited financial statements for the fiscal year ended December 31, 2015; and

3.	Ratify the appointment of Baker Tilly Virchow Krause, LLP as our independent registered public accountant for the fiscal year ending December 31, 2016.

Recommendations of Our Board of Directors

Our Board recommends that you vote your shares as follows:

FOR the election of our two Class II director nominees to the Board of Directors to serve for a three-year term expiring at the 2019 annual general meeting of shareholders;

FOR the adoption of the Company’s annual audited financial statements for the fiscal year ended December 31, 2015; and

FOR the ratification of the appointment of Baker Tilly Virchow Krause, LLP as our independent registered public accountant for the fiscal year ending December 31, 2016.

Persons Making the Solicitation

We, on behalf of the Board, are soliciting proxies in connection with the Annual General Meeting. The Company will bear the costs of the solicitation.

VOTING INFORMATION

Shareholders of record of the Company’s ordinary shares, par value $.01 per share (“Ordinary Shares”), at the close of business on July 1, 2016 (the “Record Date”), are entitled to notice of, and to vote at, the Annual General Meeting and any adjournment or postponement thereof. On the Record Date, 19,886,269 Ordinary Shares were outstanding and entitled to vote. Each outstanding Ordinary Share entitles the holder thereof to one vote on each matter submitted to the Shareholders for a vote. Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles”) Shareholders representing not less than one-third the nominal value of the total issued Ordinary Shares must be represented at the meeting, either in person or by proxy, to constitute a quorum. There must be a quorum for the Annual General Meeting to be held.

Some of our Shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. If you hold your shares in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these materials are being forwarded to you by your broker or nominee, which is considered the Shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote and are also invited to attend the Annual General Meeting. However, since you are not the Shareholder of record, you may not vote those shares in person at the meeting unless you obtain a signed proxy from the Shareholder of record giving you the right to vote the shares. Your broker or nominee has enclosed or provided a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

If a share is represented for any purpose at the Annual General Meeting by the presence of the registered owner or a person holding a valid proxy for the registered owner, it is deemed to be present for the purpose of establishing a quorum. Therefore, valid proxies which are marked “Abstain” or as to which no vote is marked, including broker non-votes (described below), will be included in determining the number of votes present or represented at the Annual General Meeting.

If you have questions of any nature, please call our Investor Relations department at (949) 748-6764.

Vote Required

Assuming that a quorum is present:

With respect to Proposal No. 1, each director nominee will be elected if the number of Ordinary Shares voted for that director nominee exceed the number of Ordinary Shares voted against that director nominee.

With respect to Proposal Nos. 2 and 3, each proposal will be approved if the number of Ordinary Shares voted in favor of the respective matter exceed the number of Ordinary Shares voted against that matter.

If a Shareholder submits a proxy but does not specify how he or she would like it to be voted, then the proxy will be voted “FOR” the election of each of the director nominees to the Board of Directors to serve for a three-year term expiring at the 2019 annual general meeting of shareholders, “FOR” the adoption of the Company’s annual audited financial statements for the fiscal year ended December 31, 2015, and “FOR” the ratification of the appointment of Baker Tilly Virchow Krause, LLP as our independent registered public accountant for the fiscal year ending December 31, 2016. We will not count abstentions, broker non-votes or the failure to return a signed proxy as either for or against these proposals, so abstentions, broker non-votes and, assuming a quorum is present, the failure to return a signed proxy, have no impact on Proposal Nos. 1, 2 and 3.

Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proposals that brokers do not vote on are referred to as “broker non-votes.” A broker non-vote does not count as a vote in favor of or against a particular proposal for which the broker has no discretionary voting authority.

Voting Procedures

Pursuant to the Articles, proxies must be received by the Company at least 48 hours prior to the time of the Annual General Meeting in order to be effective. Ensure that your shares can be voted at the Annual General Meeting by submitting your proxy card, or contacting your broker, bank or other nominee.

If your shares are registered in your name, please submit your proxy as soon as possible:

Via the Internet. You may vote via the Internet by going to www.proxyvote.com by following the instructions. You will need to have the shareholder number written on your proxy card available when voting via the Internet. If you want to vote via the Internet, you must do so before 11:59 p.m. EDT, on August 1, 2016. If you vote via the Internet, you do not need to return a proxy card.

By Mail. If you are a beneficial owner, you may vote by mail by signing and dating your proxy card or voting instruction card provided by your broker, bank or other nominee and mailing it in the postage-prepaid envelope provided. If you provide specific voting instructions, your shares will be voted as you instruct.

Via Phone. If your shares are registered in your name, you may vote by calling (888) 693-8683.

If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction form furnished by such broker, bank or other nominee in order to vote your shares. Please note that if your shares are held in the name of a broker, bank or other nominee and you wish to vote at the Annual General Meeting, you must obtain a proxy issued in your name from that record holder prior to the meeting and bring the proxy to the meeting.

Revocability of Proxy

A proxy may be revoked by a Shareholder prior to voting at the Annual General Meeting by written notice to the Company at Lombard Medical, Inc., 6440 Oak Canyon, Suite 200, Irvine, CA 92618, by submission of another proxy bearing a later date, or by voting in person at the Annual General Meeting. Such notice or later proxy will not affect a vote on any matter taken prior to the receipt thereof by the Company. The mere presence at the Annual General Meeting of a Shareholder who has appointed a proxy will not revoke the prior appointment.

If not revoked, the proxy will be voted at the Annual General Meeting in accordance with the instructions indicated on the proxy card by the Shareholder or, if no instructions are indicated, will be voted “FOR” the election of each of the director nominees to the Board of Directors to serve for a three-year term expiring at the 2019 annual general meeting of shareholders, “FOR” the adoption of the Company’s annual audited financial statements for the fiscal year ended December 31, 2015, and “FOR” the ratification and appointment of Baker Tilly Virchow Krause, LLP as our independent registered public accountant for the fiscal year ending December 31, 2016, and, as to any other matter that may be properly brought before the Annual General Meeting, in accordance with the judgment of the proxy.

ANNUAL REPORT AND FINANCIAL STATEMENTS

A copy of the Company’s Annual Report on Form 20-F (the “Annual Report”) filed with the United States Securities and Exchange Commission (the “SEC”) on April 29, 2016 is available on the Company’s website at lombardmedical.com under “Investor Relations” and on the SEC’s website at sec.gov. We encourage you to read the Annual Report for information about the Company, including:

•	Financial performance;
•	Risk factors that could materially and adversely affect the Company’s business, financial condition and results of operations;
•	Directors, senior management and employees;
•	Certain beneficial owners of our Ordinary Shares and related party transactions; and
•	Compensation of directors and officers.

You may obtain copies of our public filings, including the Annual Report, from our website at lombardmedical.com under “Investor Relations”, or from the SEC’s website at sec.gov. None of the other information on our website or sec.gov is incorporated into this proxy statement. You also may request a copy of these materials, without incurring any charge, by calling our Investor Relations department at (949) 748-6764. Please make your request no later than July 20, 2016 to facilitate timely delivery. If you do not request materials pursuant to the foregoing procedures, you will not otherwise receive an e-mail or electronic copy of the materials.

PROPOSAL NO. 1:
ELECTION OF DIRECTORS

One-third of our directors are elected annually by the Shareholders to serve for a three-year term, unless he or she resigns or is removed earlier. Our Class II directors are coming up for reelection.  The Board currently consists of six members, as determined in accordance with the Articles. Our current directors are:

Raymond Cohen

Michael Carrel

Timothy Haines

Simon Hubbert

John Rush

David Milne

Our Class II directors are listed below:

John Rush

David Milne

The names of the nominees being presented for consideration by the Shareholders, both of which are incumbent directors, and certain other information about them are set forth below.

John Rush

John Rush has 30 years of experience in the medical device industry in increasingly more responsible operating roles.  For the past 5 years Mr. Rush has been the President and CEO of Inova Labs, A medical device company focused on treatment for COPD patients.  Inova Labs was successfully acquired by Resmed, Inc in January 2016.  Since 2009 Mr. Rush has been involved with Lombard Medical where he held positions of CEO, Executive Chairman, Non-Executive Chairman, and now Director.  Prior to Lombard, he held CEO positions with Sanarus Medical and MicroTherapeutics, Inc (sold to Ev3).  Mr. Rush spent 10 years with Scimed/Boston Scientific in various management roles, including General Manager of Boston Scientific’s Asia Pacific business based in Singapore. Mr. Rush has extensive domestic and international experience, with a core sales and marketing background.

David Milne

David Milne joined the Board in August 2015 and serves as a managing partner of Boston-based venture capital firm SV Life Sciences. He has more than 30 years of operating, business development and venture capital experience in the medical device industry. Mr. Milne has held leadership positions in marketing, sales and business development, and has been involved in the founding of numerous medical technology companies.

Previously, he was Chairman of the Board of Directors of Altura Medical, an endovascular stent graft developer acquired by Lombard in July 2015. Mr. Milne currently sits on the board of a number of life science companies, including publicly traded Entellus and TransEnterix listed on Nasdaq and the NYSE, respectively.

Before entering venture capital, Mr. Milne held various positions in the medical industry, including Vice President, Business Development for Boston Scientific where he was responsible for more than $2 billion of transactions with 30 companies, including acquisitions, mergers, equity and debt financing structures.

He has a Bachelor of Science degree in Biology from Rutgers University and an MBA in Marketing/Finance from New York University.

Vote Required

Assuming a quorum is present at the Annual General Meeting, each director nominee will be elected if the votes cast in favor of that director nominee exceed the votes cast against that director nominee.

The Board recommends that you vote FOR the election of each of Messrs. Rush and Milne as directors of the Company.

PROPOSAL NO. 2:
ADOptION OF the Company’s annual audited financial statements FOR THE fiscal year ended December 31, 2015

Proposal No. 2 is to consider and adopt the Company’s annual audited financial statements for the fiscal year ended December 31, 2015. These financial statements are publicly available on our website at www.lombardmedical.com under “Investor Relations” or on the SEC’s website at www.sec.gov. None of the information on our website or SEC’s website is incorporated by reference in the proxy statement.

Vote Required

If a quorum is present at the Annual General Meeting, this proposal will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal.

The Board recommends that you vote FOR the adoption of the Company’s annual audited financial statements for the fiscal year ended December 31, 2015.

PROPOSAL NO. 3:
Ratification of the appointment of

BAKER TILLY VIRCHOW KRAUSE, LLP

as the company’s
independent registered public accountant

for the fiscal year ending December 31, 2016

Proposal No. 3 is to ratify the appointment of Baker Tilly Virchow Krause, LLP as our independent registered public accountant for the fiscal year ending December 31, 2016.

Vote Required

If a quorum is present at the Annual General Meeting, this proposal will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal.

The Board recommends that you vote FOR the ratification of the appointment of Baker Tilly Virchow Krause, LLP as our independent registered public accountant for the fiscal year ending December 31, 2016.

OTHER MATTERS

Other than what is described above, the Board is unaware of any additional items of business to be brought before the Annual General Meeting.

Proxy for the Annual General Meeting of Shareholders, August 2, 2016.

This Proxy is solicited on behalf of the Board of Directors for the

Annual General Meeting of Shareholders to be held on

August 2, 2016, at 10:00 a.m., Pacific Time, at

6440 Oak Canyon, Suite 200, Irvine, California 92618

The undersigned, revoking all prior Proxies, hereby appoints Simon Hubbert and William J. Kullback, and each of them, with full power of substitution in each, the Proxies of the undersigned to represent the undersigned and vote all Ordinary Shares of the undersigned in Lombard Medical, Inc. at the Annual General Meeting of Shareholders to be held on August 2, 2016, and any adjournments or postponements thereof upon the matters stated on the reverse side and in the manner designated on the reverse side of this card.

Your vote is important. You may vote your proxy in accordance with the instructions on the reverse side. If you do not submit a proxy or attend the meeting and vote in person, shares that you own directly cannot be voted.

Important Notice Regarding Availability of Proxy Materials

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement. For meeting directions please call our Investor Relations Department at (949) 748-6764.

(Continued and to be signed on the reverse side)

▲  PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. ▲

Important Notice Regarding the Availability of

Proxy Materials for the Annual General Meeting:

The Notice and Proxy Statement and Annual Report on Form 20-F are available at http://www.viewproxy.com/lombardmedical/2016, http://www.lombardmedical.com and http://www.sec.gov. No other information from these websites in incorporated by reference in this proxy statement.

Please mark your votes like this ☒

The Board of Directors recommends you vote FOR the following:
1.	To elect two Class II directors to serve on the Company’s Board			3.	To ratify the appointment of Baker Tilly Virchow Krause LLP
	of Directors until the 2019 annual general meeting of				as our independent registered public accountant for the fiscal
	shareholders:				year ending December 31, 2016
☐ FOR ☐ AGAINST ☐ ABSTAIN
Nominees:	FOR	AGAINST	ABSTAIN
(01) John Rush	☐	☐	☐		NOTE: THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN
(02) David Milne	☐	☐	☐		THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED
SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE
The Board of Directors recommends you vote FOR proposals 2 and 3:					VOTED FOR THE ELECTION OF THE DIRECTORS OF THE COMPANY,
AND FOR PROPOSALS 2 AND 3, AND ACCORDING TO THE JUDGMENT
2.	To adopt the Company’s annual audited financial statements for the fiscal year ended				OF THE PROXIES WITH RESPECT TO ANY OTHER MATTER THAT
	December 31, 2015				MAY BE PROPERLY BROUGHT BEFORE THE ANNUAL MEETING.

	☐ FOR ☐ AGAINST ☐ ABSTAIN				Please indicate if you plan to attend this meeting. Yes ☐ No ☐

Date
	DO NOT PRINT IN THIS AREA				Signature
	(Shareholder Name & Address Data)				Signature
(Joint Owners)
Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Address Change/Comments: (If you noted	CONTROL NUMBER
any Address Changes and/or Comments
above, please mark box.) ☐

▲ PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. ▲

CONTROL NUMBER

PROXY VOTING INSTRUCTIONS

Please have your 11-digit control number ready when voting by Internet or Telephone

INTERNET Vote Your Proxy on the Internet: Go to www.cesvote.com Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

TELEPHONE

Vote Your Proxy by Phone: Call 1 (888) 693-8683

Use any touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares.

MAIL Vote Your Proxy by Mail: Mark, sign, and date your proxy card, then detach it, and return it in the postage-paid envelope provided.